SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 3)

SIGNALSOFT CORPORATION
(Name of Subject Company (Issuer))

SAPPHIRE ACQUISITION CORP.,
a wholly-owned subsidiary of Openwave Systems Inc.
and

OPENWAVE SYSTEMS INC.
(Name of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

82668M 102
(CUSIP Number of Class of Securities)

Steve Peters, Esq.
Vice President, General Counsel
Openwave Systems Inc.
1400 Seaport Boulevard
Redwood City, CA 94063
(650) 480-8000
(Name, address and telephone number of
person authorized to receive notices
and communications on behalf of filing persons)

With Copy to:
Kenton J. King, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue
Palo Alto, California 94301
(650) 470-4500

CALCULATION OF FILING FEE

Transaction Valuation*:	$58,410,111.42

Amount of Filing Fee**:	$11,682.02

*
Estimated for purposes of calculating the amount of the filing fee only. The calculation of the transaction valuation assumes the purchase of 25,307,436 outstanding shares of common stock of SignalSoft Corporation at a purchase price of $2.26 per share. The transaction valuation also includes the offer price of $2.26 less $0.71, which is the average exercise price per share for those options with exercise prices of less than the offer price multiplied by 782,335, the estimated number of options with exercise prices less than the offer price.

**	The amount of the filing fee calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$11,682.02	Form or registration no.:	SC TO-T
Filing Party:	Sapphire Acquisition Corp	Date Filed:	June 11, 2002
	and Openwave Systems Inc.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 3 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”), filed initially with the Securities and Exchange Commission on June 11, 2002 by Sapphire Acquisition Corp., a Delaware corporation (the “Purchaser”), and Openwave Systems Inc., a Delaware corporation (“Parent”), relating to the third-party tender offer by the Purchaser to purchase all issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of SignalSoft Corporation, a Delaware corporation (the Company”), at a purchase price of $2.26 per Share net to the seller in cash. The terms and conditions of the offer are described in the Offer to Purchase, dated June 11, 2002 (the “Offer to Purchase”), a copy of which is filed as Exhibit (a)(1)(A) to the Schedule TO, and the related Letter of Transmittal and the instructions thereto, a copy of which is filed as Exhibit (a)(1)(B) to the Schedule TO (which, as they may be amended or supplemented from time to time, together constitute the “Offer”).

Item 11.    Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented to add to the end thereof the following:

“The Subsequent Offering Period expired at 12:00 midnight, New York City time, on Monday, July 15, 2002. The Purchaser was informed by the Depositary that approximately 24,547,748 Shares were validly tendered as of the expiration of the Subsequent Offering Period (including approximately 308,355 Shares tendered by Notice of Guaranteed Delivery). This number of Shares represented approximately 96.0% of the issued and outstanding Shares of the Company. The Purchaser accepted for purchase and payment all Shares validly tendered during the Subsequent Offering Period. Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(5)(E) and is incorporated herein by reference.”

Item 12.    Exhibits.

Item 12 is hereby amended and supplemented to add the following exhibit:

“(a)(5)(E) Press Release issued by Openwave Systems Inc. on July 16, 2002.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPENWAVE SYSTEMS INC.

By:	/S/ ALAN J. BLACK
Alan J. Black Chief Financial Officer and Senior Vice President, Corporate Affairs

SAPPHIRE ACQUISITION CORP.

By:	/S/ DOUGLAS P. SOLOMON
Douglas P. Solomon Vice President and Assistant Secretary
Date:    July 16, 2002

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EXHIBIT INDEX

Exhibit No.	Description
(a)(5)(E)	Press Release issued by Openwave Systems Inc. on July 16, 2002.